_____________________
                                                     |    OMB APPROVAL     |
                                                     |_____________________|
                                                     |OMB NUMBER: 3235-0145|
                                                     |EXPIRES:             |
          SECURITIES AND EXCHANGE COMMISSION         |      AUGUST 31, 1999|
                Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                     |BURDEN HOURS         |
                                                     |PER RESPONSE ...14.90|
                                                     |_____________________|


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                        Central Parking Corporation
          --------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
          --------------------------------------------------------
                      (Title of Class and Securities)


                                154785 10 9
          --------------------------------------------------------
                               (CUSIP Number)


                          James J. Finnegan, Esq.
                        AEW Capital Management, L.P.
                            225 Franklin Street
                        Boston, Massachusetts 02110
                               (617) 261-9000
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               March 19, 1999
          --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

      CUSIP No.  154785 10 9
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           AEW Partners, L.P.
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS*
           OO
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                     3,346,627
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                      0
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                       3,346,627
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                          0
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,346,627
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )
      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           9.2%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON
           PN
      ___________________________________________________________________




                                  SCHEDULE 13D

      CUSIP No.  154785 10 9
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           AEW/L.P.
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS*
           OO
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      3,346,627
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       0
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        3,346,627
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           0
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,346,627
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )
      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           9.2%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON
           PN
      ___________________________________________________________________





                              SCHEDULE 13D

      CUSIP No.  154785 10 9
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           AEW, Inc.
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS*
           OO
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      3,346,627
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                       0
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        3,346,627
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                           0
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,346,627
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )
      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           9.2%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON
           CO
      ___________________________________________________________________



 ITEM 1.   SECURITY AND ISSUER


           This Schedule 13D relates to the common stock, $0.01 par value (the "Central Common Stock") of Central Parking Corporation ("Central"), a Tennessee corporation. The address of Central's principal executive offices is 2401 21st Avenue, Suite 200, Nashville, Tennessee 37212.

 ITEM 2.   IDENTITY AND BACKGROUND

           (a)-(c), (f). This Schedule 13D is being filed jointly by AEW Partners, L.P., a Delaware limited partnership (the "Partnership"), AEW/L.P., a Delaware limited partnership ("AEWLP") and the general partner of the Partnership, and AEW, Inc., a Massachusetts corporation (the "AEW Corp") and the general partner of AEWLP. The Partnership, AEWLP and AEW Corp. are sometimes collectively referred to herein as the "Reporting Persons."

           The principal offices and the principal business address of the Partnership, AEWLP and AEW Corp are c/o AEW Capital Management, L.P., 225 Franklin Street, Boston, MA 02110.

           The Partnership has been formed for the purpose of acquiring, holding, disposing of, managing, selling, exchanging and otherwise dealing in investments and real estate and other assets. AEWLP is the sole general partner of the Partnership and has been formed for such purpose. AEW Corp is the sole general partner of AEWLP and has been formed for such purpose.

           AEW Corp has no controlling shareholder. The business of AEW Corp is managed by its Board of Directors. The names, business address and present principal occupations or employment of the officers and directors of AEW Corp are shown on Appendix A, which information is required to be disclosed in response to Item 2 and general instruction C to Schedule 13D. Each person listed in Appendix A is a citizen of the United States and each person disclaims beneficial ownership of the Central Common Stock beneficially owned by the Reporting Persons.

           (d) and (e). Neither the Partnership, AEWLP, AEW Corp, nor, to the best of their knowledge, any of the persons listed in Appendix A has during the last 5 years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           No funds were directly expended in the acquisition by the Partnership of the Central Common Stock. See the response to Item 4 herein for a description of the consideration paid by the Partnership for the Central Common Stock and the method of such acquisition.

 ITEM 4.   PURPOSE OF TRANSACTION.

           On March 19, 1999 (the "Closing Date"), Central and its wholly-owned subsidiary Central Merger Sub, Inc. ("Merger Sub"), closed the merger contemplated by the Agreement and Plan of Merger, dated as of September 21, 1998 and amended as of January 5, 1999 (as so amended, the "Merger Agreement"), among Central, Merger Sub, Allright Holdings, Inc. ("Allright"), Apollo Real Estate Investment Fund II, L.P. ("Apollo") and the Partnership. Pursuant to the Merger Agreement, on the Closing Date Allright merged (the "Merger") with Merger Sub, with Allright remaining as the surviving corporation. In connection therewith, the Partnership surrendered for cancellation all of the shares of common stock of Allright, $0.01 par value (the "Allright Common Stock"), which it owned prior to the Merger, in exchange for the number of shares of Central Common Stock equal to the product of (i) 87.6367 (the "exchange ratio" as computed pursuant to the Merger Agreement) and (ii) the number of shares of Allright Common Stock which it owned prior to the Merger. Accordingly, as of the Closing Date, the Reporting Persons beneficially owned 3,346,627 shares of Central Common Stock.

           The Central Common Stock received by the Partnership pursuant to the Merger (in addition to the Central Common Stock owned by certain other holders), will be entitled to registration rights set forth in a registration rights agreement, dated as of September 21, 1998 and amended as of January 5, 1999 (as so amended, the "Registration Rights Agreement"), among the Partnership, Apollo, Central, and certain shareholders of Central. Pursuant to the Registration Rights Agreement, among other things, the former holders of shares of Allright common stock or options or warrants to purchase Allright common stock (collectively, the "Allright Holders"), owning at least eighty percent of the Registrable Securities (as such term is defined in the Registration Rights Agreement) then owned by such Allright Holders, will have the right to demand Central to use its reasonable best efforts to register up to certain specified amounts of Central Common Stock for resale in a registered public underwritten offering (the "Underwritten Offering"). The Partnership has the right in the Underwritten Offering to sell $125 million worth of Central Common Stock which it received in the Merger, or such lesser amount to the extent that former Allright shareholders other than the Partnership and Apollo participate in the Underwritten Offering. The Partnership will also be entitled to additional demand rights to the extent that it failed to receive gross proceeds of at least $125 million in the Underwritten Offering.

           Pursuant to the Registration Rights Agreement, the Partnership also has the right to sell its Central Common Stock received in the Merger in connection with one or more "shelf" registration statements (collectively, the "Shelf") to be filed and kept continuously effective by Central. Central has agreed to use its reasonable best efforts to initially file the Shelf after the Underwritten Offering is either consummated or abandoned. The Partnership's right to sell Central Common Stock under the Shelf shall terminate when all its Central Common Stock received in the Merger is sold. The Partnership also possesses "piggyback" rights permitting it to sell Central Common Stock as part of either an underwritten primary offering, secondary offering, or a combined primary and secondary offering.

           Pursuant to an affiliate agreement entered into between the Partnership and Central, dated as of September 11, 1998 (the "Affiliate Agreement"),the Partnership has agreed not to sell, transfer or otherwise dispose of, or reduce its interest in or risk relating to, any Central Common Stock issued to the Partnership in the Merger or otherwise beneficially owned by the Partnership until after such time as Central has published (within the meaning of Accounting Series Release No. 135, as amended, of the Securities and Exchange Commission (the "SEC")) in an effective registration statement, an Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with the SEC, or any publicly disclosed quarterly earnings report or press release or other authorized public disclosure by Central, financial results covering at least 30 days of combined post-Merger operations of Central and Allright. Pursuant to the Merger Agreement, Central has agreed to use its reasonable best efforts to publish on the earliest possible date after the end of the first month after the Closing Date in which there are at least thirty days of post-Merger combined operations, combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135, as amended, of the SEC.

           Pursuant to the Merger Agreement, Central has agreed, promptly after the Closing Date, to expand the Cental Board of Directors (the "Central Board") from 9 members to 11 members so that the Partnership and Apollo will each be entitled to designate a nominee to the Central Board. The Partnership has designated Marc Davidson as its nominee to the Central Board. Mr. Davidson and any successor designated as nominee to the Central Board by the Partnership will serve in accordance with and for the time period specified by Central's charter and bylaws. If at any time the Partnership individually owns less than $50 million worth of Central Common Stock, Central shall at the next election of the Central Board have the right to eliminate the Partnership's right to designate a nominee to the Central Board.

           Pursuant to the Merger Agreement, the Partnership may be required to make certain indemnification payments. All indemnification obligations incurred by the Partnership may be satisfied, in its sole discretion, by the payment of Central Common Stock in lieu of cash. For these purposes, the value of a share of Central Common Stock delivered in lieu of cash shall be deemed to equal the closing sale price per share of Central Common Stock on the New York Stock Exchange on the Closing Date, which was $35.125.

           The Reporting Persons intend to review on a continuing basis their investment in Central and Central's business, prospects, and financial condition. Based on such continuing review, alternative investment opportunities available to the Reporting Persons and all other factors deemed relevant (including, without limitation, the market for and price of Central Common Stock, offers for shares of Central Common Stock, general economic conditions and other future developments), the Reporting Persons may decide to increase or decrease the Partnership's equity interest in Central by acquiring additional shares of Central Common Stock or by disposing of all or a portion of the Central Common Stock.

            Other than as reported herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the following matters: (a) the acquisition by any person of additional securities of Central, or the disposition of securities of Central; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Central or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Central or any of its subsidiaries; (d) any change in the Central Board or management of Central, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Central Board; (e) any material change in the present capitalization or dividend policy of Central; (f) any other material change in Central's business or corporate structure; (g) changes in Central's charter, bylaws or other actions which may impede the acquisition of control of Central by any person; (h) causing a class of securities of Central to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Central becoming eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) The Reporting Persons are the beneficial owners of 3,346,627 shares of Central Common Stock.

           Based on information provided by Central, 36,550,333 shares of Central Common Stock were outstanding as of the Closing Date. The shares of Central Common Stock held by the Reporting Persons represent approximately 9.2% of the number of shares of Central Common Stock outstanding as of the Closing Date.

           For all of the shares of Central Common Stock listed above, each of the Reporting Persons has the sole power to vote, and dispose of, such shares.

           (c) Neither the Reporting Persons nor any person listed in Appendix A has conducted any transactions in the Central Common Stock in the past 60 days other than the Reporting Persons' receipt of Central Common Stock pursuant to the Merger.

           (d)  N/A

           (e)  N/A

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person, with respect to the shares of Central Common Stock.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT No.    DESCRIPTION

 1. Agreement and Plan of Merger, dated as of September 21, 1998, among Central, Merger Sub, Allright, AREIF II and AEW.

 2. Amendment, dated as of January 5, 1999, to the Agreement and Plan of Merger, dated as of September 21, 1998, among Central, Merger Sub, Allright, AREIF II and AEW.

 3. Registration Rights Agreement, dated as of September 21, 1998, among AREIF II, AEW, Central, Monroe J. Carell, Jr. and certain trusts.

 4. Amendment, dated as of January 5, 1999, to the Registration Rights Agreement, dated as of September 21, 1998, among AREIF II, AEW, Central, Monroe J. Carell, Jr. and certain trusts.

 5. Affiliate Agreement, dated as of September 11, 1998, between the Partnership and Central.

 6. Agreement of Joint Filing, dated March 29, 1999, by and among AEW Partners, L.P., AEW/L.P., and AEW, Inc.




                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  March 29, 1999

                                 AEW Partners, L.P.

                                 By:  AEW/L.P., general partner

                                 By:  AEW, Inc., general partner

                                      By:     /s/ James J. Finnegan
                                           ------------------------------
                                           Name:  James J. Finnegan
                                           Title: Vice President


                                 AEW/L.P.

                                 By:  AEW, Inc., general partner

                                      By:     /s/ James J. Finnegan
                                           ------------------------------
                                           Name:  James J. Finnegan
                                           Title: Vice President


                                 AEW, Inc.

                                      By:     /s/ James J. Finnegan
                                           ------------------------------
                                           Name:  James J. Finnegan
                                           Title: Vice President





                                 Appendix A

 NAME                     BUSINESS ADDRESS              OCCUPATION
 ----                     ----------------              ----------
 Joseph F. Azrack         AEW Capital Management        Pension fund
   President; Director    225 Franklin Street           investment advisor
                          Boston, MA 02110

 Thomas H. Nolan, Jr.     AEW Capital Management        Pension fund
   Vice President;        225 Franklin Street           investment advisor
   Director               Boston, MA 02110

 J. Grant Monahon         AEW Capital Management        Attorney
   Clerk and Vice         225 Franklin Street
   President; Director    Boston, MA 02110

 Jeanne M. Caldwell       AEW Capital Management        Comptroller
   Treasurer              225 Franklin Street
                          Boston, MA 02110

 Peter C. Aldrich         AEW International             Pension fund
   Director               53 State Street               investment advisor
                          Boston, MA 02110

 James J. Finnegan        AEW Capital Management        Attorney
   Vice President         225 Franklin Street
                          Boston, MA 02110

 Thomas G. Eastman        AEW International             Pension fund
   Director               53 State Street               investment advisor
                          Boston, MA 02110

 Marc L. Davidson         AEW Capital Management        Pension fund
   Vice President         225 Franklin Street           investment advisor
                          Boston, MA 02110